Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

RESIGNATION OF COMPANY SECRETARY,

APPOINTMENT OF JOINT COMPANY SECRETARIES,
CHANGE OF AUTHORISED REPRESENTATIVE AND

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF
THE LISTING RULES

The board (the “Board”) of directors (the “Director(s)”) of OneConnect Financial Technology Co., Ltd. (the “Company”) hereby announces that Mr. Chan Tsz Fung (“Mr. Chan”) has tendered his resignation as (i) the company secretary of the Company; and (ii) an authorised representative of the Company (the “Authorised Representative”) for the purpose of Rule 3.05 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) with effect from 11 April 2025.

Mr. Chan has confirmed that he has no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company or the Stock Exchange in relation to his resignation. The Board is pleased to announce that, following the resignation of Mr. Chan, Mr. Lin Rubo (“Mr. Lin”) and Ms. Chan Yuen Mui (“Ms. Chan”) have been appointed as the joint company secretaries of the Company (the “Joint Company Secretaries” and each a “Joint Company Secretary”) with effect from 11 April 2025. Ms. Chan has also been appointed as an Authorised Representative with effect from 11 April 2025.

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The biographical details of Mr. Lin and Ms. Chan are as follows:

Mr. Lin

Mr. Lin has over 20 years experience in technology, media and telecommunications industry and capital market. Prior to joining the Company, Mr. Lin served as the chief financial officer of Ping An Technology, a leading fintech company in China. Before that, Mr. Lin served in different senior management positions of various companies from 2010 to 2020, including chief financial officer of Lenovo Group Ltd’s global mobile business unit, finance general manager of WeChat business division in Tencent and chief financial officer of Shenzhen Xiaoman Technology Co. Ltd. From 1999 to 2010, Mr. Lin worked for Microsoft, Dell and IBM in U.S/China and he held various managerial roles in service finance, business control, strategic planning, digital transformation and cloud services. Mr. Lin received his master degree of business and administration from Kelley School of Business at Indiana University Bloomington in 2005 and his bachelor’s degree in international business and economics from Hunan University in 1994.

Mr. Lin has served as the chief financial officer of the Company since August 2024.

Ms. Chan

Ms. Chan has over 15 years of experience in corporate secretarial and commercial administration fields. She currently serves as the Manager, Entity Solutions of Computershare Hong Kong Investor Services Limited. Ms. Chan obtained a Bachelor of Business Administration degree with Honours from Hong Kong Baptist University and a Master of Corporate Governance degree from The Hong Kong Polytechnic University. She is an associate member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom.

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF THE LISTING RULES

Pursuant to Rules 3.28 and 8.17 of the Listing Rules, an issuer must appoint a company secretary who, by virtue of his/her academic or professional qualifications or relevant experience, is, in the opinion of the Stock Exchange, capable of discharging the functions of company secretary.

Although Mr. Lin currently does not have the qualifications as required under Rule 3.28 of the Listing Rules, having considered the background and experience of Mr. Lin, and the reasons set out below, the Company is of the view that Mr. Lin should be appointed as a joint Company Secretary and is capable of discharging the relevant duties:

(1)	As the headquarters and principal business activities of the Company are located in the People’s Republic of China (the “PRC”), the Company wishes to appoint a person who is familiar with the business and day-to-day operation of the Company to be a Joint Company Secretary;

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(2)	Mr. Lin has been serving as the chief financial officer of the Company since August 2024. His ample understanding of the business operation of the Company, close working relationship with the Board and the senior management of the Company as well as his presence at the Company’s headquarters would allow him to maintain strong communication with the Board and the management of the Company, enabling effective corporate governance and decision-making of the Company’s day-to-day affairs;

(3)	Ms. Chan would serve as a Joint Company Secretary and assist Mr. Lin in jointly performing the functions of the Joint Company Secretaries; and

(4)	The Company would ensure, and Mr. Lin has undertaken, that he would attend no less than 15 hours of relevant professional training that are relevant to a company secretary’s roles and duties in each financial year in order to comply with the annual professional training requirements set out in Rule 3.29 of the Listing Rules.

In view of the above, the Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver from strict compliance with Rules 3.28 and 8.17 of the Listing Rules (the “Waiver”) for a period of three years from the effective date of appointment of Mr. Lin as a Joint Company Secretary (“Waiver Period”) on the following conditions:

(a)	Mr. Lin must be assisted by Ms. Chan during the Waiver Period; and

(b)	the Waiver could be revoked if there are material breaches of the Listing Rules by the Company.

Before the end of the Waiver Period, the Company must demonstrate and seek confirmation from the Stock Exchange that Mr. Lin, having had the benefit of Ms. Chan’s assistance during the Waiver Period, has attained the relevant experience and is capable of discharging the functions of company secretary under Rule 3.28 of the Listing Rules such that a further waiver will not be necessary. The Stock Exchange may withdraw or change the terms of the Waiver if the Company’s situation changes.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Chan for his valuable contribution and services to the Company during his tenure of office, and welcome Mr. Lin and Ms. Chan for their new appointment as the Joint Company Secretaries.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chen Dangyang
Chairman of the Board and Chief Executive Officer

Hong Kong, 11 April 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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